

Mail Stop 4720

September 19, 2016

Via E-mail
Han Dongwoo
Chief Executive Officer
Shinhan Financial Group Co., Ltd.
20, Sejong-daero 9-gil, Jung-gu
Seoul 04513, Korea

> **Re: Shinhan Financial Group Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **Form 6-K Filed August 16, 2016**
> **File No. 001-31798**

Dear Mr. Dongwoo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Market Risk Management, page 112

Value-at-Risk Analysis, page 115

1.   We note your disclosure on page 115 that if VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days.   However, we note your disclosure on page 116 that Shinhan Investment had six instances in 2015 where the actual amount of losses exceeded the VaR amount, and Shinhan Bank had four instances where the VaR amount was exceeded during 2015. Please respond to the following:

- In light of the significant number of VaR exceptions (six for Shinhan Investment and four for Shinhan Bank) relative to the amount expected based on your VaR confidence level (2.5 exceptions), please tell us the procedures you performed to evaluate your model and the cause of the higher than anticipated number of VaR exceptions.

- You state on page 116 that the increased frequency of instances in which the losses exceeded the VaR amount in 2015 were primarily because the stock market experienced unusually high volatility when the instances occurred. Tell us whether you believe adjustments can or should be made to your models and estimates to try to capture this higher volatility to reduce the number of VaR exceptions.

- Discuss whether you have made any changes to your models in light of the increase in VaR exceptions relative to your expectations.

Note 3 – Significant Accounting Policies, page F-16

(b) Basis of Consolidation, page F-16

2.   We note your disclosure regarding your consolidation policy for your structured entities. Specifically, you state on page F-17 that you do not recognize any non-controlling interests in the consolidated statement of financial position since the Group's interests in these entities are recognized as liabilities of the group. Please describe the nature of your interests in these entities and cite the accounting literature you relied upon to support the classification of the non-controlling interest as liabilities.

Note 4 - Financial Risk Management, page F-37

(d) Liquidity Risk, page F-37

3.   We note the presentation of your contractual maturities for financial instruments, including cash flows of principal and interest. Please tell us, and revise future filings to disclose, any estimates or assumptions you have made regarding the derivative cash inflows and cash outflows in this table. Please refer to the guidance in paragraphs 39(a) and B11B – B11D of IFRS 7.

(h) Offsetting financial assets and financial liabilities, page F-76

4.   Please tell us how the Derivatives and Other Financial Instruments line items (for both the Assets and Liabilities) reconcile across each of the columns for the years ended December 31, 2015 and 2014.

Note 30 – Equity, page F-128

(g)   Regulatory Reserve for Loan Loss, page F-132

5.   We note your presentation of the changes in regulatory reserve for loan losses including
noncontrolling interests for the years ended December 31, 2015 and 2014. Please
respond to the following:

- Tell us how the beginning and ending balance in your rollforward reconciles to the
amounts disclosed as the regulatory reserve for loans losses of ₩7,621 million and ₩
8,479 million on page F-128.

- Tell us how the change in the ₩7,621 billion and ₩8,479 million between 2014 and
2015 discussed above reconciles to the activity in the appropriation of retained
earnings detail on page F-132.

- Tell us why you included a metric titled basic and diluted earnings per share after
adjustment for regulatory reserve in Won and profit attributable to equity holders of
Shinhan Financial Group after adjustment for regulatory reserve in your consolidated
IFRS financial statements, given that these appear to be non-IFRS financial metrics.

Note 37 – Net Impairment Loss on Financial Assets, page F-136

6.   We note that over the past three years, you have consistently recognized over ₩
229,000 million of impairment losses on available-for-sale financial assets, representing
over 10% of your profit for each year. We have been unable to find any discussion
regarding the nature or drivers of such impairment losses during the periods presented.
Please respond to the following:

- Tell us, and disclose in future filings as appropriate, the nature and drivers leading to
these impairment charges. For example, describe the types of securities, and whether
there are any concentrations of securities leading to the impairment charges.

- We note that you only present the book value and fair value for each class of these
securities on page 93, which are equivalent given the available-for-sale classification.
Please consider providing a breakout of the gross unrealized gains and gross
unrealized losses for each class of available-for-sale securities in order to provide
transparency into the potential for future impairment charges.

Form 6-K Filed August 16, 2016

Exhibit 99.2

Note 4 – Financial Risk Management, page 15

(i)   Financial Instruments Measured at Fair Value, page 30

7.   We note your disclosure on page 34 that describes the valuation techniques and significant unobservable inputs for your Level 3 fair value measurements. We note that you have ₩ 3,148,285 million of available-for-sale equity securities which you measure at fair value based on the net asset value of the securities, with the unobservable input being the growth rate as of June 30, 2016. However, per your disclosure on page F-66 of your Form 20-F, you disclose that you have ₩ 2,788,924 million of available-for-sale equity securities which you measure at fair value based on a discounted cash flow approach with the significant unobservable inputs being the discount rate and the growth rate as of December 31, 2015. Please respond to the following:

- Describe the types of available-for-sale equity securities which are classified as Level 3 fair value measurements as of June 30, 2016 and December 31, 2015.

- Confirm whether you have disclosed the appropriate valuation technique for these securities as of June 30, 2016 and December 31, 2015. If so, please describe the factors driving the change in techniques between the two periods.

- To the extent that net asset value is utilized for your Level 3 available-for-sale equity securities, please describe for us in further detail how you determine the net asset value for these instruments. As part of your response, please tell us all the inputs which are unobservable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services

cc: Jin H. Park, Simpson Thacher & Bartlett LLP